ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

7 February 2002

BY EXPRESS MAIL

02 FEB 25 AM 8:32

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015465

SUPPL

Dear Sirs

Roly International Holdings Ltd.
Notice of Changes in Substantial Shareholder's Interests

- Arisaig Partners (BVI) Ltd – Arisaig Asean Fund purchases 257,500 shares on 21 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Greater China Fund purchases 257,500 shares on 21 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Asean Fund purchases 472,000 shares on 22 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Greater China Fund purchases 472,000 shares on 22 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Asean Fund purchases 846,000 shares on 24 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Greater China Fund purchases 846,000 shares on 24 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Asean Fund purchases 2,285,000 shares on 25 Jan 2002
- Arisaig Partners (BVI) Ltd – Arisaig Greater China Fund purchases 2,285,000 shares on 25 Jan 2002

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 6 February 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

dw 3/7

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

P

Brenda Cheung
Company Secretary

Encl.

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asean Fund
Date of notice to company:	06/02/2002
Date of change of interest:	21/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	257,500
% of issued share capital:	0.07
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.15
No. of shares held before change:	10,124,500
% of issued share capital:	2.57
No. of shares held after change:	10,382,000
% of issued share capital:	2.64

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,124,500
% of issued share capital:	0	2.57
No. of shares held after change:	0	10,382,000
% of issued share capital:	0	2.64
Total shares:	0	10,382,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Greater China Fund
Date of notice to company:	06/02/2002
Date of change of interest:	21/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	257,500
% of issued share capital:	0.07
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.15
No. of shares held before change:	10,124,500
% of issued share capital:	2.57
No. of shares held after change:	10,382,000
% of issued share capital:	2.64

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,124,500
% of issued share capital:	0	2.57
No. of shares held after change:	0	10,382,000
% of issued share capital:	0	2.64
Total shares:	0	10,382,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

MASNET No. 104 OF 06.02.2002
Announcement No. 113

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asean Fund
Date of notice to company:	06/02/2002
Date of change of interest:	22/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	472,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.15
No. of shares held before change:	10,382,000
% of issued share capital:	2.64
No. of shares held after change:	10,854,000
% of issued share capital:	2.76

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,382,000
% of issued share capital:	0	2.64
No. of shares held after change:	0	10,854,000
% of issued share capital:	0	2.76
Total shares:	0	10,854,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Greater China Fund
Date of notice to company:	06/02/2002
Date of change of interest:	22/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	472,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.15
No. of shares held before change:	10,382,000
% of issued share capital:	2.64
No. of shares held after change:	10,854,000
% of issued share capital:	2.76

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,382,000
% of issued share capital:	0	2.64
No. of shares held after change:	0	10,854,000
% of issued share capital:	0	2.76
Total shares:	0	10,854,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asean Fund
Date of notice to company:	06/02/2002
Date of change of interest:	24/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	846,000
% of issued share capital:	0.21
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.1712
No. of shares held before change:	10,854,000
% of issued share capital:	2.76
No. of shares held after change:	11,700,000
% of issued share capital:	2.97

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,854,000
% of issued share capital:	0	2.76
No. of shares held after change:	0	11,700,000
% of issued share capital:	0	2.97
Total shares:	0	11,700,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Greater China Fund
Date of notice to company:	06/02/2002
Date of change of interest:	24/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	846,000
% of issued share capital:	0.21
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.1712
No. of shares held before change:	10,854,000
% of issued share capital:	2.76
No. of shares held after change:	11,700,000
% of issued share capital:	2.97

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	10,854,000
% of issued share capital:	0	2.76
No. of shares held after change:	0	11,700,000
% of issued share capital:	0	2.97
Total shares:	0	11,700,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asean Fund
Date of notice to company:	06/02/2002
Date of change of interest:	25/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	2,285,000
% of issued share capital:	0.58
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.197
No. of shares held before change:	11,700,000
% of issued share capital:	2.97
No. of shares held after change:	13,985,000
% of issued share capital:	3.55

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	11,700,000
% of issued share capital:	0	2.97
No. of shares held after change:	0	13,985,000
% of issued share capital:	0	3.55
Total shares:	0	13,985,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX

MASNET No. 110 OF 06.02.2002
Announcement No. 119

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Greater China Fund
Date of notice to company:	06/02/2002
Date of change of interest:	25/01/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	2,285,000
% of issued share capital:	0.58
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.197
No. of shares held before change:	11,700,000
% of issued share capital:	2.97
No. of shares held after change:	13,985,000
% of issued share capital:	3.55

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	11,700,000
% of issued share capital:	0	2.97
No. of shares held after change:	0	13,985,000
% of issued share capital:	0	3.55
Total shares:	0	13,985,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/02/2002 to the SGX